Exhibit 99.1

Goldcorp and IBM Develop New AI Technology Solution to Improve Predictability for Gold Mineralization

First of a kind 'IBM Exploration with Watson' solution launches in Canada

VANCOUVER, Nov. 26, 2018 /CNW/ - GOLDCORP INC. (TSX:G, NYSE:GG) ("Goldcorp") IBM (NYSE:IBM) ("IBM") Goldcorp and IBM Canada have co-authored an innovative first of a kind technology product: IBM Exploration with Watson will improve predictability for gold mineralization. The solution applies artificial intelligence to predict the potential for gold mineralization and uses powerful search and query capabilities across a range of exploration datasets.

"The potential to radically accelerate exploration target identification combined with significantly improved hit rates on economic mineralization has the potential to drive a step-change in the pace of value growth in the industry," said Todd White, Executive Vice President and Chief Operating Officer, Goldcorp.

Developed using data from Goldcorp's Red Lake Gold Mines in northern Ontario, IBM Exploration with Watson leverages spatial analytics, machine learning and predictive models, helping explorers locate key information and develop geological extrapolations in a fraction of the time and cost of traditional methods.

"Applying the power of IBM Watson to these unique challenges differentiates us in the natural resources industry," said Mark Fawcett, Partner with IBM Canada. "We are using accelerated computing power for complex geospatial queries that can harmonize geological data from an entire site on a single platform. This is the first time this solution has been ever used, which makes this project all the more significant."

At Red Lake, IBM Exploration with Watson provided independent support to drill targets planned by geologists via traditional methods and proposed new targets which were subsequently verified. Drilling of some of these new targets is ongoing, with the first target yielding the predicted mineralization at the expected depth.

"Timelines are short in mining and exploration. I am excited to see the improvements we can make with the data platform and gold mineralization predictions," said Maura Kolb, Goldcorp's Exploration Manager at Red Lake Gold Mines. "These tools can help us view data in totally new ways. We have already begun to test the Watson targets from the predictive model through drilling, and results have been impressive so far."

The IBM Watson initiative recently earned Goldcorp a prestigious Ingenious Award in the large private sector category from the Information Technology Association of Canada (ITAC). The ITAC award for Goldcorp's Cognitive Journey recognizes excellence in the use of information and communications technology by organizations to solve problems, improve performance, introduce new services, and grow business.

Goldcorp will put the new technology to work on additional targets in 2019.

About Goldcorp www.goldcorp.com

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

About IBM Canada www.ibm.com/ca-en/

Cautionary Note Regarding Forward-Looking Statements

Certain disclosures in this document constitute forward-looking statements. In making the forward-looking statements, the Company has applied certain factors and assumptions that are based on the Company's current beliefs as well as assumptions made by and information currently available to the Company, including that the Company is able to execute the challenge in accordance with the terms described herein. Although the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect, and the forward-looking statements are subject to numerous risks, uncertainties and other factors that may cause future results to differ materially from those expressed or implied in such forward-looking statements. Such risk factors include, among others, those matters identified in its continuous disclosure filings, including its most recently filed annual information form. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not intend, and expressly disclaims any intention or obligation to, update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACTS
Shawn Campbell Goldcorp Investor Relations Telephone: (800) 567-6223 E-mail: info@goldcorp.com	Christine Marks Goldcorp Communications Telephone: (604) 696-3050 E-mail: media@goldcorp.com Lorraine Baldwin IBM Communications Telephone: (778) 230-5600 E-mail: lorraine@ca.ibm.com

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SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2018/26/c8757.html

%CIK: 0000919239

CO: Goldcorp Inc.

CNW 09:00e 26-NOV-18